May 1, 1984



Board of Directors of
Empire Tax Free Money Market, Inc.
6 East 43rd Street
New York, New York 10017

Dear Sir or Madam:

                  We hereby subscribe for 100,000 shares of the Common Stock, $.001 par value per share, of Empire Tax Exempt Money Market, Inc., a Maryland corporation (the "Corporation"), at $1.00 per share for an aggregate purchase price of $100,000. Our payment in full is confirmed.

                  We hereby represent and agree that we are purchasing these shares of stock for investment purposes, for our own account and risk and not with a view to any sale, division or other distribution thereof within the meaning of the Securities Act of 1933 as amended, nor with any present intention of distributing or selling such shares. We further agree that if any of such shares are redeemed during the period that the deferred organizational expenses of the Corporation are being amortized, we will reimburse the Corporation the then unamortized organizational expenses in the same ratio as the number of shares redeemed bears to the number of such shares held at the time of redemption.

                                               Very truly yours,




                                               EMPIRE GROUP, INC.


                                               By:




Confirmed and Accepted:

EMPIRE TAX FREE MONEY MARKET, INC.

By: